UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: October 31, 2014

UBS AG

UBS Group AG

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

This Form 6-K consists of the Basel III Pillar 3 disclosure for composition of capital of UBS AG, updated as of 30 September 2014, which appears immediately following this page.

UBS Group – Basel III Pillar 3 disclosure for composition of capital updated as of 30 September 2014

This document provides a reconciliation of the accounting balance sheet (IFRS) to the balance sheet under the regulatory scope of consolidation (Basel III) as well as information about the composition of our capital as of 30 September 2014. Information is provided on a phase-in basis. Refer to our Basel III Pillar 3 First Half 2014 Report for more information on this disclosure as of 30 June 2014.

Composition of Capital

The Basel Committee on Banking Supervision and FINMA require banks to publish their capital positions according to common templates. The following tables provide the required information.

Table 35: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation

The table below provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in “Table 36: Composition of capital.”

CHF million	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation 30.9.14	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References [1]
Assets
Cash and balances with central banks	108,745	(0)	0	108,745
Due from banks	17,041	(434)		16,607
Cash collateral on securities borrowed	26,020			26,020
Reverse repurchase agreements	68,050			68,050
Trading portfolio assets	130,413	(17,963)		112,450
Positive replacement values	247,580	40		247,620
Cash collateral receivables on derivative instruments	31,171			31,171
Financial assets designated at fair value	5,507			5,507
Loans	310,262	114		310,377
Financial investments available-for-sale	55,956	(64)		55,892
Consolidated participations	0	204		204
Investments in associates	896			896
of which: goodwill	363			363	4
Property and equipment	6,651	(86)		6,566
Goodwill and intangible assets	6,590	(0)	0	6,590
of which: goodwill	6,169			6,169	4
of which: intangible assets	421			421	5
Deferred tax assets	10,074	(1)		10,073
of which: deferred tax assets recognized for tax loss carry-forwards	6,860	(1)		6,860	9
of which: deferred tax assets on temporary differences	3,214	(0)		3,214
Other assets	24,301	(229)	2	24,075
of which: net defined benefit pension and other post-employment assets	723			723	10

Total assets	1,049,258	(18,418)	2	1,030,842

Liabilities
Due to banks	11,796	(52)	1	11,744
Cash collateral on securities lent	9,241			9,241
Repurchase agreements	13,991			13,991
Trading portfolio liabilities	28,434	(63)		28,370
Negative replacement values	244,029	120		244,149
Cash collateral payables on derivative instruments	42,403	0		42,403
Financial liabilities designated at fair value	70,725	41		70,766
Due to customers	401,786	(94)	1	401,692
Debt issued	98,917	(21)		98,895
of which: amount eligible for low-trigger loss-absorbing tier 2 capital [2]	9,968			9,968	7
of which: amount eligible for capital instruments subject to phase-out from additional tier 1 capital [2]	1,200			1,200	6
of which: amount eligible for capital instruments subject to phase-out from tier 2 capital [3]	2,159			2,159	8
Provisions	4,818	(5)		4,813
Other liabilities	70,293	(18,258)	1	52,036
of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP))[4]	519			519	7

Total liabilities	996,430	(18,332)	2	978,100

Share capital	384	(2)	2	384	1
Share premium	33,449	1	(1)	33,449	1
Treasury shares	(1,440)			(1,440)	3
Equity classified as obligation to purchase own shares	(5)			(5)	3
Retained earnings	27,084	(202)	0	26,882	2
Cumulative net income recognized directly in equity, net of tax	(8,649)	116	(1)	(8,533)	3
of which: unrealized gains / (losses) from cash flow hedges	1,898			1,898	11
Equity attributable to UBS shareholders	50,824	(86)	1	50,738
Equity attributable to preferred noteholders	1,962		(1,962)
Equity attributable to non-controlling interests	41	1	1,962	2,005	6

Total equity	52,828	(85)	1	52,743

Total liabilities and equity	1,049,258	(18,418)	2	1,030,842

1	References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 36: Composition of capital”.
2	Represent IFRS book value.
3	IFRS book value is CHF 4,397 million.
4	IFRS book value is CHF 641 million. Refer to the “Compensation” section of our Annual Report 2013 for more information on the DCCP.

Table 36: Composition of capital

The table below provides the “Composition of capital” as defined by BIS and FINMA. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in “Table 35: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.” Where relevant, the effect of phase-in arrangements is disclosed as well.

èRefer to “Swiss SRB Basel III capital framework” in the “Capital management” section of our third quarter 2014 report for more information on phase-in arrangements

	CHF million, except where indicated		Numbers phase-in 30.9.14	Effect of the transition phase 30.9.14	References [1]
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus		33,834		1
2	Retained earnings		26,882		2
3	Accumulated other comprehensive income (and other reserves)		(9,978)		3
4	Directly issued capital subject to phase-out from common equity tier 1 capital (only applicable to non-joint stock companies)
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group common equity tier 1 capital)
6	Common equity tier 1 capital before regulatory adjustments		50,738

7	Prudential valuation adjustments		(148)
8	Goodwill, net of tax, less hybrid capital	2	(3,342)	(3,162)	4, 6
9	Intangible assets, net of tax	2	(414)		5
10	Deferred tax assets recognized for tax loss carry-forwards	3	(1,472)	(5,902)	9
11	Unrealized (gains) / losses from cash flow hedges, net of tax		(1,898)		11
12	Expected losses on advanced internal ratings-based portfolio less general provisions		(337)
13	Securitization gain on sale
14	Own credit related to financial liabilities designated at fair value and replacement values, net of tax		180
15	Defined benefit plans		2,453	(3,176)	10
16	Compensation and own shares-related capital components (not recognized in net profit)		(1,151)
17	Reciprocal crossholdings in common equity
17a	Qualifying interest where a controlling influence is exercised together with other owners (CET instruments)
17b	Consolidated investments (CET1 instruments)
18

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)

19

Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)

20	Mortgage servicing rights (amount above 10% threshold)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)			(178)
22	Amount exceeding the 15% threshold
23	of which: significant investments in the common stock of financials
24	of which: mortgage servicing rights
25	of which: deferred tax assets arising from temporary differences
26	Expected losses on equity investments treated according to the PD/LGD approach
26a	Other adjustments relating to the application of an internationally accepted accounting standard		(323)
26b	Other deductions		(1,821)		7
27	Regulatory adjustments applied to common equity tier 1 due to insufficient additional tier 1 and tier 2 to cover deductions
28	Total regulatory adjustments to common equity tier 1		(8,274)	(12,418)

29	Common equity tier 1 capital (CET1)		42,464	(12,418)

30	Directly issued qualifying additional tier 1 instruments plus related stock surplus
31	of which: classified as equity under applicable accounting standards
32	of which: classified as liabilities under applicable accounting standards
33	Directly issued capital instruments subject to phase-out from additional tier 1
34	Additional tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in group additional tier 1)		3,162	(3,162)	6
35	of which: instruments issued by subsidiaries subject to phase-out		3,162	(3,162)	6

36	Additional tier 1 capital before regulatory adjustments		3,162	(3,162)

37	Investments in own additional tier 1 instruments
38	Reciprocal crossholdings in additional tier 1 instruments
38a	Qualifying interest where a controlling influence is exercised together with other owners (AT1 instruments)
38b	Holdings in companies which are to be consolidated (additional tier1 instruments)
39

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
41	National specific regulatory adjustments		(3,162)	3,162	6
42	Regulatory adjustments applied to additional tier 1 due to insufficient tier 2 to cover deductions
	Tier 1 adjustments on impact of transitional arrangements		(3,162)	3,162
	of which: prudential valuation adjustment
	of which: own CET1 instruments
	of which: goodwill net of tax, offset against hybrid capital		(3,162)	3,162
	of which: intangible assets (net of related tax liabilities)
	of which: gains from the calculation of cash flow hedges
	of which: IRB shortfall of provisions to expected losses
	of which: gains on sales related to securitization transactions
	of which: gains/losses in connection with own credit risk
	of which: investments
	of which: expected loss amount for equity exposures under the PD/LGD approach
	of which: mortgage servicing rights
42a	Excess of the adjustments which are allocated to the common equity tier 1 capital
43	Total regulatory adjustments to additional tier 1 capital		(3,162)	3,162

44	Additional tier 1 capital (AT1)		0	0

45	Tier 1 capital (T1 = CET1 + AT1)		42,464	(12,418)

Table 36: Composition of capital — continued

			Numbers phase-in	Effect of the transition phase	References [1]
46	Directly issued qualifying tier 2 instruments plus related stock surplus	4	10,943		7
47	Directly issued capital instruments subject to phase-out from tier 2		2,170	(2,170)	8
48	Tier 2 instruments (and CET1 and additional tier 1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in group tier 2)
49	of which: instruments issued by subsidiaries subject to phase-out
50	Provisions
51	Tier 2 capital before regulatory adjustments		13,113	(2,170)
52	Investments in own tier 2 instruments		(31)	11
53	Reciprocal cross holdings in tier 2 instruments
53a	Qualifying interest where a controlling influence is exercised together with other owners (tier 2 instruments)
53b	Investments to be consolidated (tier 2 instruments)
54

Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)

55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)
56	National specific regulatory adjustments
56a	Excess of the adjustments which are allocated to the additional tier 1 capital
57	Total regulatory adjustments to tier 2 capital		(31)	11
58	Tier 2 capital (T2)		13,082	(2,159)
	of which: high-trigger loss-absorbing capital		954		7
	of which: low-trigger loss-absorbing capital		9,968		7
59	Total capital (TC = T1 + T2)		55,546	(14,577)
	Amount with risk-weight pursuant the transitional arrangement (phase-in)			(3,351)
	of which: defined benefit plans			(2,975)
	of which: reversal of deferred tax assets arising from temporary differences (10% over threshold)			(446)
	of which: deferred tax assets on temporary differences for IAS19R			69
60	Total risk-weighted assets		222,648	(3,351)
	Capital ratios and buffers
61	Common equity tier 1 (as a percentage of risk-weighted assets)		19.1
62	Tier 1 (Pos 45 as a percentage of risk-weighted assets)		19.1
63	Total capital (pos 59 as a percentage of risk-weighted assets)		24.9
64	Institution specific buffer requirement (minimum CET1 requirement plus capital conservation and countercyclical buffer requirements plus G-SIB buffer requirement, expressed as a percentage of risk-weighted assets)		8.6
65	of which: capital conservation buffer		4.5
66	of which: bank-specific countercyclical buffer requirement		0.1
67	of which: G-SIB buffer requirement
68	Common equity tier 1 available to meet buffers (as a percentage of risk-weighted assets)		19.1
68a	Common equity tier 1 requirement including countercyclical buffer according to FINMA RS 11/2		8.6
68b	Available common equity tier 1 (in percentage of risk-weighted assets)		19.1
68c	Tier 1 requirement including countercyclical buffer according to FINMA RS 11/2		8.6
68d	Available tier 1 (in percentage of risk-weighted assets)		19.1
68e	Total capital requirement including countercyclical buffer according to FINMA RS 11/2		11.1
68f	Available total capital (in percentage of risk-weighted assets)		24.9
72	Non significant investments in the capital of other financials		1,591
73	Significant investments in the common stock of financials		709
74	Mortgage servicing rights (net of related tax liability)
75	Deferred tax assets arising from temporary differences (net of related tax liability)		3,183
	Applicable caps on the inclusion of provisions in tier 2
76	Provisions eligible for inclusion in tier 2 in respect of exposures subject to standardised approach (prior to application of cap)
77	Cap on inclusion of provisions in tier 2 under standardized approach
78	Provisions eligible for inclusion in tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach

1	References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 35: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation”.
2	The CHF 6,504 million (CHF 3,342 million and CHF 3,162 million) reported in line 8 includes DTL on goodwill of CHF 28 million. The CHF 414 million reported in line 9 includes DTL on intangibles of CHF 7 million.
3	The CHF 7,373 million (CHF 1,472 million and CHF 5,902 million) deferred tax assets recognized for tax loss carry-forwards reported in line 10 differ from the CHF 6,860 million deferred tax assets shown in the line “Deferred tax assets” in Table 35 because the latter figure is shown after the offset of deferred tax liabilities for cash flow hedge gains (CHF 487 million) and other temporary differences, which are adjusted out in line 11 and other lines of this table.
4	The CHF 10,943 million reported in line 46 includes the following positions: CHF 9,988 million low-trigger loss-absorbing tier 2 capital recognized (line “Debt issue” in table 35), which is shown net of CHF 20 million investments in own tier 2 instruments reported in line 52 of this table, CHF 519 million DCCP recognized in the line “Other liabilities” in table 35, CHF 434 million recognized in DCCP-related charge for regulatory capital purpose in line 26b “Other deductions”.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) the registration statement of UBS Group AG on Form F-4 (Registration Number 333-199011) and into each prospectus outstanding thereunder, (3) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (4) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

UBS Group AG

By:	/s/ David Kelly
Name: David Kelly
Title: Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: October 31, 2014